SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        ZENITH NATIONAL INSURANCE CORP.
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)


                                  989390 109
                                (CUSIP Number)


                              September 28, 2002
            (Date of Event Which Requires Filing of this Statement)









          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          |_|      Rule 13d-1(b)
          |X|      Rule 13d-1(c)
          |_|      Rule 13d-1(d)



CUSIP No.   989390 109                      13G      Page 2 of 5

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  LYNNE GOLDMAN SILBERT

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                    (a)     [ ]
                                                               (b)     |X|

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.

         NUMBER OF           5.       SOLE VOTING POWER
         SHARES                             116,017 shares
         BENEFICIALLY
         OWNED BY            6.       SHARED VOTING POWER
         EACH                               940,233 shares
         REPORTING
         PERSON WITH:        7.       SOLE DISPOSITIVE POWER
                                            116,017 shares

                             8.       SHARED DISPOSITIVE POWER
                                            940,233 shares

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,056,250 shares

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                              [ ]
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  5.63%

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN

                                                                Page 6 of 6



         This Statement constitutes the Schedule 13G of Lynne Goldman Silbert. Ms. Silbert is herein referred to as the "Reporting Person." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 13G.

Item 1(a).        NAME OF ISSUER

                  Zenith National Insurance Corp., a Delaware corporation

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  21255 Califa Street, Woodland Hills, California 91367

Item 2(a).        NAME OF PERSON FILING

                  Lynne Goldman Silbert

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  c/o Harvey G. Joffe
                  Lewis, Joffe & Company
                  10880 Wilshire Blvd., Suite 520
                  Los Angeles, CA 90024

Item 2(c).        CITIZENSHIP

                  U.S.A.

Item 2(d).        TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $1.00 per share

Item 2(e).        CUSIP NO.:

                  989390 109

Item 3.  Not applicable.


Item 4.  OWNERSHIP

         (a)  Amount Beneficially Owned: 1,056,250 shares
         (b)  Percent of Class: 5.63%
         (c)  Number of shares as to which the person has:

              (i)   sole power to vote or to direct the vote: 116,017
              (ii)  shared power to vote or to direct the vote: 940,233
              (iii) sole power to dispose or to direct the disposition of:
                     116,017
              (iv)  shared power to dispose or to direct the disposition of:
                    940,233

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Upon the death of Mr. Harvey L. Silbert on September 28, 2002, the Reporting Person became co-trustee under the Harvey L. and Lillian Silbert 1992 Family Trust, as amended by the Third Restatement (the "Silbert Trust"), thereby acquiring beneficial ownership of all 866,000 shares of Common Stock held by the Silbert Trust. Together with the 190,250 shares of Common Stock beneficially owned by the Reporting Person prior to Mr. Silbert's death, the Reporting Person now beneficially owns 5.63% of the Issuer's issued and outstanding common stock, including shares held by the following entities:

         (i) The Lynne Goldman Silbert Living Trust, as Trustee: 116,017 shares;

         (ii) The Harry Goldman Trust B, as Co-trustee: 62,884 shares;

         (iii) The Norris Goldman Trust, as Co-trustee: 7,149 shares; and

         (iv) The Harry and Barbara Goldman Foundation, as President: 4,200 shares.

         All shares of Common Stock beneficially owned by the Reporting Person are held solely for the purpose of administering each of the trusts and the foundation, with the exception of the 116,017 shares held by the Lynne Goldman Silbert Living Trust and the 7,149 shares held by the Norris Goldman Trust, to which the Reporting Person is also a beneficiary.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

Item 10.  CERTIFICATIONS

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2002
                                              LYNNE GOLDMAN SILBERT


                                              /s/ LYNNE GOLDMAN SILBERT